Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended	Fiscal Years Ended December 31,
(In thousands)	June 30, 2015	2014	2013	2012	2011	2010
Net earnings (loss) from continuing operations	$136,920	$1,259,574	$(141,851)	$(224,105)	$(446,790)	$(1,418,111)
Federal and state income tax provision (benefit)	80,514	(852,418)	(31,495)	(48,323)	(138,238)	481,899
Earnings (loss) before income taxes	217,434	407,156	(173,346)	(272,428)	(585,028)	(936,212)
Equity in net income of affiliates	—	—	—	—	—	(14,598)
Distributed income from equity investees	—	—	—	—	—	29,498
Net earnings (loss)	217,434	407,156	(173,346)	(272,428)	(585,028)	(921,312)
Fixed charges:
Interest	48,886	90,464	74,618	51,832	61,394	41,777
One-Third of all rentals	762	1,308	1,020	1,269	1,060	966
Fixed charges	49,648	91,772	75,638	53,101	62,454	42,743
Preferred dividends	—	—	—	—	—	—
Fixed charges and preferred dividends	49,648	91,772	75,638	53,101	62,454	42,743
Net earnings (loss) and fixed charges	$267,082	$498,928	$(97,708)	$(219,327)	$(522,574)	$(878,569)
Net earnings (loss), fixed charges and preferred dividends	$267,082	$498,928	$(97,708)	$(219,327)	$(522,574)	$(878,569)
Ratio of net earnings (loss) and fixed charges to fixed charges	5.4x	5.4x	(1)	(1)	(1)	(1)
Ratio of net earnings (loss), fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	5.4x	5.4x	(1)	(1)	(1)	(1)
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(1)	For the fiscal years ended December 31, 2013, 2012, 2011 and 2010, earnings were not adequate to cover fixed charges in the amounts of $(97,708), $(219,327), $(522,574) and $(878,569), respectively.

(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculations.